January 10, 2014

Mr. Steve Lo
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:         Cord Blood America, Inc.
Form 8-K
Filed January 3, 2014
File No. 000-50746

Dear Mr. Lo:

We reviewed your January 6, 2014 letter (“Letter”) containing comments to Cord Blood America, Inc.’s (the “Company”) Current Report on Form 8-K filed with the Commission on January 3, 2014 (the "Initial Report").  Based on that review, on January 10, 2014 we filed an amendment to the Initial Report that we believe addresses the issues contained in your Letter.

We acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing,

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 702.914.7250.

Sincerely,

/s/ Stephen D. Morgan

Stephen D. Morgan
Vice President and General Counsel